SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





(Mark One):

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended  December 31, 1996

                                       OR

| | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the transition period from            to

                        Commission file number 333-17895

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Rayovac Profit Sharing and Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Rayovac Corporation
                                601 Rayovac Drive
                          Madison, Wisconsin 53711-2497


                            REQUIRED INFORMATION



                    RAYOVAC PROFIT SHARING AND SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                        AS OF DECEMBER 31, 1996 AND 1995
                    AND FOR THE YEAR ENDED DECEMBER 31, 1996


                    Rayovac Profit Sharing and Savings Plan

                                    Contents

                                                                        Pages



Report of Independent Accountants                                         2

Financial Statements:

        Statements of Net Assets Available for Plan Benefits,
        December 31, 1996 and 1995                                        3

        Statement of Changes in Net Assets Available for Plan
        Benefits, for the year ended December 31, 1996                    4

        Notes to Financial Statements                                    5-10

Supplemental Schedules:

        Schedule I - Line 27a - Schedule of Assets Held for
        Investment Purposes, at December 31, 1996                         11

        Schedule II - Line 27d - Schedule of Reportable
        Transactions, for the year ended December 31, 1996                12

Report of Independent Accountants

To the Participants and Administrator
  of the Rayovac Profit Sharing and Savings Plan

We have audited the financial statements of the Rayovac Profit Sharing and Savings Plan as listed on the accompanying index. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed on the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


/s/Coopers & Lybrand L.L.P.

Milwaukee, Wisconsin
October 14, 1997

Rayovac Profit Sharing and Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 1996 and 1995

                                                1996           1995
                                            -----------     -----------


Assets:
  Fixed investment account:
    Insurance contracts                     $ 9,644,221    $ 5,037,098
    Bank investment contract                  2,434,824     17,884,161
                                            -----------    -----------
                                             12,079,045     22,921,259

  Debt investment account:
    Bank sponsored common trust fund          1,902,191             --
    Interest receivable                           9,198             --
    Cash and cash equivalents                     5,597             --
                                            -----------    -----------
                                              1,916,986             --
  Debt indexed fund account:
    Mutual fund                               1,715,240             --
    Interest receivable                           9,777             --
                                            -----------    -----------
                                              1,725,017             --

  Equity investment account:
    Mutual fund                              23,918,472             --
    Bank sponsored common trust fund                 --     14,149,655
    Cash and cash equivalents                        --         33,649
                                            -----------    -----------
                                             23,918,472     14,183,304

  Equity indexed fund account:
    Mutual fund                               8,246,703      4,913,696
                                            -----------    -----------
Net assets available for plan benefits      $47,886,223    $42,018,259
                                            ===========    ===========

The accompanying notes are an integral part of these financial statements.

Rayovac Profit Sharing and Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1996


Additions:
  Contributions:
    Employee                                      $ 2,739,986
    Employer                                          681,329
  Investment income:
    Interest                                        1,139,751
    Dividends                                       1,379,913
  Net appreciation in fair value of:
    Debt indexed fund account                          19,805
    Equity investment account:
      Mutual fund                                   1,143,391
      Bank sponsored common trust fund              1,190,850
    Equity indexed fund account                     1,199,984
                                                  -----------
        Total additions                             9,495,009

Deductions:
  Participant withdrawals                           3,613,699
  Administrative expenses                              13,346
                                                  -----------
        Total deductions                            3,627,045
                                                  -----------
        Net increase                                5,867,964

Net assets available for plan benefits:
  Beginning of year                                42,018,259
                                                  -----------
  End of year                                     $47,886,223
                                                  ===========


The accompanying notes are an integral part of these financial statements.

Rayovac Profit Sharing and Savings Plan
Notes to Financial Statements

1.   Description of the Plan:

     a. General: The Rayovac Profit Sharing and Savings Plan (the Plan) is a defined contribution plan covering all salaried and select hourly employees of Rayovac Corporation (the Company). The Company adopted the Plan effective July 1, 1983. The purpose of the Plan is to provide supplemental support for participants upon their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     b. Contributions: Active participants may make contributions to the Plan in a whole percentage of not more than 15% of their pretax annual compensation, as defined in the Plan. Participant contributions are limited to $9,500 (adjusted annually).

        The Company makes semi-monthly contributions equal to 1% of the participant's compensation, as defined in the Plan. Additional amounts may be contributed at the option of the Company's board of directors.

        Annual contributions to the participant's account are generally limited to the lesser of $30,000 or 25% of the participant's compensation for the Plan year.

     c. Participant Accounts: Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) charged with an allocation of administrative expenses. Allocations are based on participant's compensation or account balances, as defined.

     d. Vesting: A participant is fully vested in his or her account at all times.

     e. Investment Options: Upon enrollment in the Plan, a participant may direct participant contributions in any of the following investment options. All investments are maintained by Marshall and Ilsley Trust Company (M&I).

        Fixed Investment Account - Funds are invested in insurance contracts, and bank investment contracts, which yield a fixed rate of return (currently at rates from 6.12% to 8.05%), and are invested with Principal Mutual Life Insurance Company, Continental Assurance Company, Allstate Life Insurance Company and New York Life Insurance Company (the Insurance Companies), and LaSalle National Bank.

        Debt Investment Account - Funds are invested in a segregated account of debt investments and money market funds which are maintained by M&I.

        Debt Indexed Fund - Funds are invested in the Vanguard Bond Index mutual fund.

        Equity Investment Account - Funds are invested in the AIM Equity Constellation Fund, the Neuberger and Berman Guardian Equity Trust, the Templeton Foreign Equity Fund and the Fidelity Puritan Balanced Equity Fund.

        Equity Indexed Fund Account - Funds are invested in the Vanguard Index Trust-500 Portfolio mutual fund.

Rayovac Profit Sharing and Savings Plan
Notes to Financial Statements, Continued

1.   Description of the Plan, Continued:

     f. Payment of Benefits: On termination of service due to death, retirement or other reasons, the participant will receive an amount equal to the value of his or her vested account balance in a lump sum amount. Participants may be eligible for a hardship withdrawal from their pretax participant account under certain circumstances and with the Plan Administrator's approval.



2.   Summary of Significant Accounting Policies:

     The financial statements of the Plan are prepared on an accrual basis in accordance with the following accounting policies:

     a. Investment Valuation and Income: Investments in money market funds are carried at cost, which approximates market. Investments in the bank sponsored common trust fund are carried at values established by the bank, which approximate fair market value. Investments in the fixed investment account are stated at contract value (Note 2b). Investments in mutual funds are carried at fair market value. Purchases and sales of securities are reflected on a trade-date basis.

        The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

     b. Investments in the Fixed Investment Account: The fixed investment account consists of both insurance and bank contracts. These contracts are recorded at contract value. Contract value represents contributions received plus income earned, less Plan withdrawals and administrative fees.

        The average yield for the fixed investment account was 7.54% for the year ended December 31, 1996. The crediting interest rate for this account was 7.10% and 7.54% at December 31, 1996 and December 31, 1995, respectively.

     c. Net Appreciation in Fair Value of Assets: The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

     d. Contributions: Employer and employee contributions are recognized when made.

Rayovac Profit Sharing and Savings Plan
Notes to Financial Statements, Continued

2.   Summary of Significant Accounting Policies, Continued:

     e. Administrative Expenses: Expenses incurred in the administration of the Plan are paid both by the Plan and by the Company. Administrative expenses for 1996 totaled $148,401. The Company incurred fees were $135,055. The Plan incurred fees were $13,346, which consisted of investment management fees.

     f. Estimates: The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Rayovac Profit Sharing and Savings Plan
Notes to Financial Statements, Continued

3.   Investment Fund Activity:

     Participants direct which investment vehicle will receive their contributions. The following tables summarize the activity of the Plan's funds for the year ended December 31, 1996:


                                                                            FIXED INVESTMENT ACCOUNT
                                          -----------------------------------------------------------------------------------------
                                          New York Life   Lasalle National    Principal Mutual    New York Life   Lasalle National
                                          Insurance Co.   Bank #311-0044685   Life Insurance Co.  Insurance Co.   Bank #311-0045278
                                          #6137 Fund      Fund                Fund                #6610 Fund      Fund
                                          ------------    ------------        ------------        ------------    --------------
Contributions                             $       --      $      --           $       --          $       --      $       --
Investment income                               38,770          35,608              83,587             105,417         170,635
Transfers between accounts                  (1,818,505)       (969,085)           (880,653)           (704,638)     (1,598,898)
Participant withdrawals                        (41,525)        (50,303)            (80,671)           (109,180)       (189,373)
Administrative fees                                 --            --                  (298)               (480)           (858)
                                          ------------    ------------        ------------        ------------    --------------
        Net increase (decrease)             (1,821,260)       (983,780)           (878,035)           (708,881)     (1,618,494)

Net assets available for plan benefits:
    Beginning of year                        1,821,260         983,780           1,713,441           2,097,935       4,053,318**
                                          ------------    ------------        ------------        ------------    --------------
    End of year                           $       --      $       --          $    835,406        $  1,389,054    $  2,434,824**
                                          ============    ============        ============        ============    ==============




                                          New York Life   Allstate Life       Continental       TOTAL
                                          Insurance Co.   Insurance Co.       Assurance Co.     FIXED
                                          #6918 Fund      Fund                Fund              INVESTMENTS
                                          ------------    ------------        ------------      ------------
Contributions                             $       --      $       --          $    295,890      $    295,890
Investment income                              148,216         184,879             290,327         1,057,439
Transfers between accounts                  (1,485,959)     (1,111,116)         (2,452,175)      (11,021,029)
Participant withdrawals                       (161,384)       (290,833)           (242,666)       (1,165,935)
Administrative fees                             (4,964)           (850)             (1,129)           (8,579)
                                          ------------    ------------        ------------      ------------
        Net increase (decrease)             (1,504,091)     (1,217,920)         (2,109,753)      (10,842,214)

Net assets available for plan benefits:
    Beginning of year                        3,369,168**     3,556,842**         5,325,515**      22,921,259
                                          ------------    ------------        ------------      ------------
    End of year                           $  1,865,077    $  2,338,922        $  3,215,762**    $ 12,079,045
                                          ============    ============        ============      ============


** Investments exceeding 5% of net assets as of December 31, 1996 and 1995.

Rayovac Profit Sharing and Savings Plan
Notes to Financial Statements, Continued

3.   Investment Fund Activity, Continued:

The following tables summarize the activity of the Plan's funds for the year ended December 31, 1996:


                                                DEBT              DEBT INDEXED
                                                INVESTMENT        FUND              EQUITY INDEXED
                                                ACCOUNT           ACCOUNT           ACCOUNT
                                                -----------       -----------        -----------
                                                Stable            Vanguard          Vanguard
                                                Principal         Bond Index        Index Trust-500
                                                Fund              Fund              Portfolio
                                                -----------       -----------        -----------
Contributions                                   $   196,532       $   121,553       $   662,890
Investment income                                    73,168            94,897           165,798
Net appreciation in fair value of investments            --            19,805         1,199,984
Transfers between accounts                        1,860,837         2,113,666         1,594,619
Participant withdrawals                            (210,501)         (623,448)         (302,539)
Administrative fees                                  (3,050)           (1,456)           12,255
                                                -----------       -----------       -----------
        Net increase                              1,916,986         1,725,017         3,333,007

Net assets available for plan benefits:
    Beginning of year                                    --                --         4,913,696**
                                                -----------       -----------       -----------
    End of year                                 $ 1,916,986       $ 1,725,017       $ 8,246,703**
                                                ===========       ===========       ===========



                                                        EQUITY INVESTMENT ACCOUNT
                                                ---------------------------------------------------------------------
                                                AIM Equity        Neuberger         Templeton         Fidelity
                                                Constellation     Berman            Foreign           Puritan
                                                Fund              Fund              Fund              Fund
                                                ------------      ------------      ------------      ------------
Contributions                                   $    835,734      $    344,180      $    178,274      $    472,726
Investment income                                    463,054            78,232            94,411           482,981
Net appreciation in fair value of investments        672,560           400,409           152,838           (82,416)
Transfers between accounts                        11,941,967         3,287,240         2,043,213         3,691,518
Participant withdrawals                             (734,237)          (95,911)          (50,885)         (244,900)
Administrative fees                                   (6,694)           (2,037)           (1,347)           (2,438)
                                                ------------      ------------      ------------      ------------
        Net increase (decrease)                   13,172,384         4,012,113         2,416,504         4,317,471

Net assets available for plan benefits:
    Beginning of year                                 --                --                --                --
                                                ------------      ------------      ------------      ------------
    End of year                                 $ 13,172,384**    $  4,012,113**    $  2,416,504**    $  4,317,471**
                                                ============      ============      ============      ============


                                                                Total
                                                Firstar         Equity          TOTAL
                                                Fund            Investments     FUNDS
                                                ------------    ------------    ------------
Contributions                                   $    313,536    $  2,144,450    $  3,421,315
Investment income                                      9,684       1,128,362       2,519,664
Net appreciation in fair value of investments      1,190,850       2,334,241       3,554,030
Transfers between accounts                       (15,512,031)      5,451,907          --
Participant withdrawals                             (185,343)     (1,311,276)     (3,613,699)
Administrative fees                                    --            (12,516)        (13,346)
                                                ------------    ------------    ------------
        Net increase (decrease)                  (14,183,304)      9,735,168       5,867,964

Net assets available for plan benefits:
    Beginning of year                             14,183,304**    14,183,304      42,018,259
                                                ------------    ------------    ------------
    End of year                                 $    --         $ 23,918,472    $ 47,886,223
                                                ============    ============    ============


**  Investments exceeding 5% of net assets as of December 31, 1996 and 1995.

Rayovac Profit Sharing and Savings Plan
Notes to Financial Statements, Continued

4.   Tax Status of the Plan:

     The Plan obtained its latest determination letter dated July 1, 1996, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   Party-in-Interest Transactions:

     All transactions involving the investments administered by the trustee are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under Section 408(b) of the ERISA regulations.

6.   Plan Termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Rayovac Profit Sharing and Savings Plan
Form 5500, Item 27(a) - Schedule of Assets Held for Investment Purposes December 31, 1996

                Column B
                Identity of Issuer,                                                                    Column E
                Borrower, Lessor                Column C                                Column D       Current
Column A        or Similar Party                Description of Investment               Cost           Value
--------        -----------------------         ----------------------------------      -----------    -----------
1               Principal Mutual Life           Group Annuity Contract 4-03111-01,
                Insurance Company               interest credited at 8.05% (gross),
                                                contract matures March 30, 1997         $   835,406    $   835,406

2               New York Life Insurance         Group Annuity Contract GAO-6610,
                Company                         interest credited at 7.35% (gross),
                                                contract matures June 30, 1997            1,389,054      1,389,054

3               LaSalle National Bank           Bank Investment Contract Account
                                                311-0045278, interest credited at
                                                6.12% (gross), contract matures
                                                March 31, 1998                            2,434,824      2,434,824

4               The Vanguard Group, Inc.        119,241 shares, Vanguard Index
                                                Trust-500 Portfolio                       7,550,863      8,246,703

5               New York Life Insurance         Group Annuity Contract GAO-6918,
                Company                         interest credited at 6.55% (net),
                                                contract matures March 31, 1999           1,865,077      1,865,077

6               Allstate Life Insurance         Group Annuity Contract GA-5621,
                Company                         interest credited at 6.95% (net),
                                                contract matures June 30, 1999            2,338,922      2,338,922

7               Continental Assurance           Group Annuity Contract GP 13102,
                Company                         interest credited at 7.60% (net),
                                                contract matures March 31, 2000           3,215,762      3,215,762

8               The Vanguard Group, Inc.        174,313 shares, Vanguard Bond
                                                Index Fund                                1,699,904      1,725,017

9*              Marshall and Ilsley             1,911,389 shares, Marshall and
                                                Ilsley Stable Principal Fund, $1 net
                                                asset value                               1,911,389      1,911,389

10*             Marshall and Ilsley             5,172 shares, Marshall Money
                                                Market Fund, $1 net asset value               5,172          5,172

11*             Marshall and Ilsley             Non-interest bearing cash                       425            425

12              AIM                             521,472 shares, AIM Equity
                                                Constellation Fund                       13,026,438     13,172,384

13              Fidelity Investments            250,433 shares, Fidelity Puritan
                                                Balanced Equity Fund                      4,375,121      4,317,471

14              Neuberger and                   252,811 shares, Neuberger and
                Berman Funds                    Berman Guardian Equity Trust              3,641,721      4,012,113

15              Franklin Templeton              233,253 shares, Templeton
                                                Foreign Equity Fund                       2,336,190      2,416,504
                                                                                        -----------    -----------
                                                                                        $46,626,268    $47,886,223
                                                                                        ===========    ===========

*Party-in-interest transactions (see Note 5 to the financial statements).

See Report of Independent Accountants.

Rayovac Profit Sharing and Savings Plan
Form 5500, Item 27(d) - Schedule of Reportable Transactions for the year ended December 31, 1996

   Column A                                          Column C             Column D         Column G         Column I
 Identity of                 Column B                Purchase             Selling          Cost of            Net
Party Involved          Description of Asset           Price               Price            Asset          Gain (loss)
------------------      ---------------------       ---------------      -----------      -----------      -----------
Firstar Bank            Special Equity Fund B
Madison, N.A.           Employee Benefit
                        Investment Fund             $   228,579  (9)     $15,444,008      $ 7,892,050      $7,551,958

Continental             Group Annuity Contract
Assurance               GP 13102                        766,984 (10)       2,831,272        2,831,272           --
Company

The Vanguard            Vanguard Index
Group, Inc.             Trust-500 Portfolio           2,806,090(104)         692,454          667,187          25,267

The Vanguard            Vanguard Bond Index
Group, Inc.             Fund                          2,633,235 (87)         937,800          930,762           7,038

Marshall and            Stable Principal
Ilsley*                 Fund                          3,247,982 (90)       1,345,792        1,345,792            --

Marshall and            Marshall Money
Ilsley*                 Market Fund                  28,299,251(177)      28,294,079       28,294,079            --

AIM                     AIM Equity
                        Constellation Fund           14,508,464(111)       2,008,637        2,015,271          (6,634)

Neuberger and           Neuberger and Berman
Berman Funds            Guardian Equity Fund          3,553,846 (16)       3,567,794        3,553,846          13,948

Neuberger and           Neuberger and Berman
Berman Funds            Guardian Equity Trust         3,984,366 (79)         351,286          330,266          21,020

Franklin                Templeton Foreign
Templeton               Equity Fund                   2,649,591 (92)         385,930          392,344          (6,414)

Fidelity                Fidelity Puritan
Investments             Balanced Equity Fund          4,959,666 (94)         559,778          571,000         (11,222)

NOTES:

(A) Figures in parentheses indicate number of individual transactions in total series.
(B) Column E, Lease Rental, is omitted as it is not applicable.
(C) Column F, Expense Incurred With Transactions is omitted as the selling price is reported net of commission or other expense, if any.
(D) Column H, Current Value of Asset on Transaction Date is omitted as there are no deviations of purchase price and selling price from the current value at the transaction date.
(E) A single transaction is reported as part of a series of transactions, whenever applicable.

*Party-in-interest transactions (see Note 5 to the financial statements).

See Report of Independent Accountants.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            RAYOVAC PROFIT SHARING AND
                                              SAVINGS PLAN


                                            By:  RAYOVAC CORPORATION,
                                                 Plan Administrator


Date: October 31, 1997                      By:/s/ Russell E. Lefevre
                                               ----------------------
                                               Russell E. Lefevre
                                               Vice President, Human
                                                 Resources

CONSENT OF INDEPENDENT AUDITORS ACCOUNTANTS


We consent to the inclusion in this Annual Report on Form 11-K of Rayovac Corporation of our report dated October 14, 1997, on our audits of the financial statements and supplemental schedules of the Rayovac Profit Sharing and Savings Plan as of December 31, 1996 and 1995 and for the year ended December 31, 1996.


/s/ Coopers & Lybrand L.L.P.


Milwaukee, Wisconsin
October 30, 1997